                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.



                                   FORM T-3

                     FOR APPLICATIONS FOR QUALIFICATION OF
                             INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939


                               ATLAS CORPORATION
                      370 Seventeenth Street, Suite 3150
                            Denver, Colorado 80202
                                (303) 825-1200


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                     AMOUNT

7% Exchangeable Debentures due                             $11,000,000
      October 25, 2000

                 Approximate date of proposed public offering:
           As promptly as possible after the effective date of this
                         Application for Qualification

                    Name and address of agent for service:

                                Jerome C. Cain
                               Atlas Corporation
                      370 Seventeenth Street, Suite 3150
                            Denver, Colorado 80202
                                (303) 825-1200

                                  Copies to:
                            Jeffrey E. Cohen, Esq.
                               Coudert Brothers
                          1114 Avenue of the Americas
                            New York, NY 10036-7794

                                    GENERAL

1.   General information.

(a)  Form of organization.  A corporation.

(b)  State or other sovereign power under the laws of which organized.
     Delaware.

2.   Securities Act exemption applicable.

     Pursuant to the provisions of a certain underwriting agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd. (the "Underwriting Agreement"), the Company, on November 10, 1995, issued $10 million of special warrants (the "Special Warrants"). These securities were issued to U.S. purchasers pursuant to the exemption to the registration requirements of the Securities Act of 1933 (the "1933 Act") set forth in Regulation D thereunder and were issued to non-U.S. purchasers outside the United States pursuant to the exemption from registration set forth in Regulation S under the 1933 Act,. The Special Warrants will be automatically deemed exercised (without additional consideration or other action by the holders thereof) into indenture Securities upon (and subject to) the fulfillment by the Company of its obligation to register the Indenture Securities for resale in the U.S. and Canada prior to February 9, 1995. Such deemed exercise would be exempt from registration under Section 3(a)(9) of the 1933 Act.



                                  AFFILIATION

3.  Affiliates.

            Affiliate                              Basis for control
            ---------                              -----------------
Atlas Gold Mining, Inc.                  100% ownership of voting securities

Atlas Precious Metals, Inc.              100% ownership of voting securities

Atlas Perlite                            100% ownership of voting securities

Phoenix Financial Holdings Inc.          51% ownership of voting securities

Granges Inc.                             27.7% ownership of voting securities
                                         of a publicly traded company


                             MANAGEMENT AND CONTROL

4.  Directors and executive officers.

      Name                   Address                   Office(s)
      ----                   -------                   ---------
David J. Birkenshaw    Atlas Corporation        Chairman of the Board and
                       370 Seventeenth Street   Chief Executive Officer
                       Suite 3150
                       Denver, Colorado 80202

      Name                   Address                       Office(s)
      ----                   -------                       ---------
James H. Dunnett        1111 West Georgia St.              Director
                        Suite 404
                        Vancouver, B.C.
                        Canada V6E 4M3

C. Thomas Ogryzlo       2200 Lake Shore Boulevard West     Director
                        Toronto, Ontario
                        Canada M8V 1A4

Douglas R. Cook         2485 Greensboro Drive              Director
                        Reno, Nevada 89509

Michael B. Richings     2230 - 885 West Georgia Street     Director
                        Vancouver, BC
                        Canada V6C 3E8

Philip R. Mengel        1166 Spring Street                 Director
                        P.O. Box 7001
                        Wyomissing, PA 19160-6001

David P. Hall           700 West Georgia St.               Director
                        Vancouver, B.C.
                        Canada V7Y 1A3

Gerald E. Davis         Atlas Corporation                  President
                        370 Seventeenth Street
                        Suite 3150
                        Denver, Colorado 80202

Richard E. Blubaugh     Atlas Corporation         Vice-President, Environmental
                        370 Seventeenth Street    and Governmental Affairs
                        Suite 3150
                        Denver, Colorado 80202

Gregg B. Shafter        Atlas Corporation         Vice-President, Project
                        370 Seventeenth Street    Development
                        Suite 3150
                        Denver, Colorado 80202

James R. Jensen         Atlas Corporation         Controller and Principal
                        370 Seventeenth Street    Accounting Officer
                        Suite 3150
                        Denver, Colorado 80202

Jerome C. Cain          Atlas Corporation         Secretary and Treasurer
                        370 Seventeenth Street
                        Suite 3150
                        Denver, Colorado 80202

5.  Principal owners of voting securities.

As of December 1, 1995:


      COLUMN A                    COLUMN B                            COLUMN D
NAME AND COMPLETE MAILING      TITLE OF CLASS        COLUMN C        PERCENTAGE
      ADDRESS                       OWNED          AMOUNT OWNED      OF VOTINGS
-------------------------      --------------      ------------      -----------
Mackenzie Financial Corporation  Common Stock      3,806,900/1/         18.1%
150 Floor Street West, Suite 805
Toronto, Ontario
Canada M5S 3B5

M.I.M. Holdings Limited          Common Stock      3,000,000/2/         14.3%
M.I.M. Plaza, 410 Anne Street
Brisbane, Queensland, 4000
Australia
----------------------

     /1/ On January 18, 1995, Atlas received a copy of Schedule 13G filed with the Securities and Exchange Commission by Mackenzie Financial reflecting beneficial ownership of 2,776,900 shares of Common Stock. To the best of Corporation's knowledge, Mackenzie Financial also beneficially owns warrants issued by the Corporation which are exercisable into 910,000 shares of Common Stock at an option price of $7.00 per share and into 120,000 shares of Common Stock at an option price of $3.625 per share.

     /2/ M.I.M. Holdings is the direct beneficial owner of (i) 2,000,000 shares of Common Stock and (ii) warrants issued by the Corporation which are exercisable into 1,000,000 shares of Common Stock at an exercise price of $7.00 per share.


UNDERWRITERS

6.  Underwriters.


(a)

    Underwriter                       Title of Securities                 Date
    -----------                       -------------------                 ----
Phoenix Financial Holdings Inc.   Units (1 share of Common Stock          1993
Scotia Place                      plus 1/2 of a warrant
40 King Street West               for 1 share of Common Stock)
Suite 5306
Toronto, Ontario M5H 3Y2
Canada

IBK Capital Corp.                 Common Stock                            1994
130 Adelaide Street West
Suite 2601
Toronto, Ontario M5H 3P5
Canada

First Marathon Securities, Ltd.      Atlas Units (1 share of Common       1994
Exchange Tower                       Stock plus 1/2 of a warrant for
Box 21                               1 share of Common Stock)
First Canadian Place,
Toronto, Ontario 1J9
Canada

Scotia McLeod Inc.                    Atlas Units                         1994
Commercial Union Tower
Toronto Dominion Centre
P.O. Box 433
Toronto, Ontario  M5K 1M2
Canada

Wood Gundy Inc.                       Atlas Units                         1994
BCE Place
161 Bay Street
Toronto, Ontario  M5J 2S8
Canada

Goepel Shields & Partners Inc.        Atlas Units                         1994
90 Adelaide Street West, suite 500
Toronto, Ontario M5H 3V9
Canada

Loewen, Ondaatje, McCutcheon Limited  Atlas Units                         1994
55 Avenue Road
Hazelon Lane
East Tower 2250
Toronto, Ontario  M5R 3L2
Canada

Nesbitt Burns, Inc.                   Atlas Units                         1994
First Canadian Place, suite 5000
Toronto, Ontario M5X 1H3
Canada

Burns Fry Limited                     Atlas Units                         1994
First Canadian Place
Suite 5000
Toronto, Ontario M5X  1H3
Canada

First Marathon Securities, Ltd.       Indenture Securities (issued        1995
Exchange Tower                        upon exercise or deemed
Box 21                                exercise of Special Debenture
First Canadian Place                  Warrants )
Toronto, Ontario M5X 1J9
Canada

Yorkton Securities, Inc.              Indenture Securities (issued        1995
1055 Dunsmuir Street, 11th floor      upon exercise or deemed
Vancouver, British Columbia V7X 1L4   exercise of Special Debenture
Canada                                Warrants.

(b) The Indenture Securities will be issued, for no additional consideration, upon exercise or deemed exercise of outstanding Special Warrants. The Special Warrants were sold pursuant to an underwriting agreement with Yorkton Securities Inc. and First Marathon Securities Ltd. each of whose mailing addresses is specified in the above table.


CAPITAL SECURITIES

7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

As of December 1, 1995:

   COLUMN A                   COLUMN B                     COLUMN C
TITLE OF CLASS            AMOUNT AUTHORIZED           AMOUNT OUTSTANDING
--------------            -----------------           ------------------
Common Stock,             50,000,000 shares            20,034,743 shares
 $1 par value

Preferred Stock,          1,000,000 shares                    none
 $1 par value             (issuable in series, with
                          designations, rights and
                          preferences to be fixed by
                          the Company's Board of
                          Directors. The Board of
                          Directors has established a
                          series of 150,000 shares of
                          Series Preferred Stock
                          designated as Series A
                          Junior Participating
                          Preferred Stock)

9% Redeemable             $3,500,000                       $3,500,000
Convertible
Debenture

     Note:

     At December 1, 1995, there were 875,000 shares of Common Stock reserved for the conversion of the Redeemable Convertible Debenture, which is convertible as to principal into Common Stock at the rate of $4.00 per share and 2,032,111 shares of Common Stock reserved for Option Warrants traded on the American Stock Exchange which are exercisable at a price of $15.625 per share and have no expiration date. Also at December 1, 1995, there were 6,517,955 shares of Common Stock reserved for Option Warrants outstanding with the following terms:

      Date of         Number    Exercise     Date of
     Issuance        of Shares   Price     Termination
-------------------  ---------  --------  --------------

   Sept. 20, 1993    1,972,500    $3.625  Sept. 20, 1996
   Aug.  17, 1994    3,243,405    $ 7.00  Aug. 16, 1999
   Dec.  15, 1994    1,302,050    $ 7.00  Dec. 14, 1999

   The Company has an Amended and Restated Rights Agreement under which a holder of Preferred Stock Purchase Rights ("Rights") is entitled to purchase from the Company 1/200th of a share of Series A Preferred Stock at a price of $45 per 1/200th of a share. Subject to action by the Board of Directors, the Rights become exercisable upon the occurrence of certain events including acquisition by a person or group of 15 percent or more of the outstanding Common Stock of the

Company. Upon any such acquisition, the agreement provides that upon exercise of Rights and payment of the purchase price, the exercising Rights holder is entitled to receive, in lieu of Series A Preferred Stock, shares of Common Stock having a market value equal to twice the purchase price.

     As of December 1, 1995 there were 1,745,000 share of Common Stock reserved against the issuance of options granted under the Company's Long Term Incentive Plan.

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above. Each share of Common Stock is entitled to one vote for the election of directors and upon all other matters and participates ratably with all other shares of Common Stock in all dividends and distributions. Each share of Series A Preferred Stock will have 200 votes voting together with the Common Stock.


INDENTURE SECURITIES

8.   Analysis of indenture provisions.

     Pursuant to the provisions of a certain underwriting agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd. (the "Underwriting Agreement"), the Company, on November 10, 1995, issued $10 million of special warrants (the "Special Warrants") under a special warrant indenture with Montreal Trust Company of Canada (the "Special Warrant Trustee") exercisable for, or under certain circumstances deemed exercised for, a like principal amount of Indenture
Securities.   Pursuant to the Underwriting Agreement, the Indenture Securities
will be issued, upon such exercise or deemed exercise of the Special Warrants, under an indenture with Chemical Bank as trustee (the "Indenture").

     The following is a description of certain provisions of the Indenture required by Section 305(a)(2) of the Trust Indenture Act of 1939 and is qualified in its entirety by reference to the Indenture, filed as Exhibit T3C.1 hereto. Capitalized terms used in this Item 8 and not otherwise defined shall have the meanings specified in the Indenture.

(A)  EVENTS OF DEFAULT

     An "Event of Default" under the Indenture occurs by either: (1) default in the payment of interest when due and payable, and continuance of such default for a period of 30 days; or (2) default in the payment of the principal of any Indenture Security within the 5-day period of time after maturity in the case of payments in whole or in part in Granges Common Stock; or (3) default in the performance or observance, or breach, of any term, covenant, warranty or agreement of the Company in the Indenture Securities or the Indenture, and continuance of such default or breach for a period of 60 days after written notice of such failure, requiring the Company to remedy the same and stating that such notice is a "Notice of Default", shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Indenture Securities; or (4)
(a) failure by the Company to pay when due an aggregate amount in excess of U.S.$500,000 or the equivalent thereof in any other currency in respect of any outstanding indebtedness and the continuance of such failure beyond any applicable grace period provided for in the terms of such indebtedness, or (b) default by the Company with respect to outstanding indebtedness, which default results in the acceleration of indebtedness in an aggregate amount in excess of U.S.$500,000 or the equivalent thereof in any other currency, without, in the case of (a) or (b), such indebtedness having been discharged or such payment default or acceleration, as the case may be, having been cured, waived, rescinded or annulled within a period of 10 days after written notice thereof by or on behalf of the holders of such indebtedness; provided, however, that if,
                                                  --------  -------
prior to the entry of judgment in favor of any trustee with respect to any indebtedness or in favor of any holder of any indebtedness or other representative of the holders thereof, such failure or default under such indenture or instrument shall be remedied or cured by the Company, or waived by or on behalf of the holders of such indebtedness, and such acceleration (if applicable) shall be rescinded, then the Event of Default shall be deemed likewise to have been remedied, cured or waived; or (5) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or
(B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under Federal bankruptcy law or any other applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (6) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under Federal bankruptcy law or any other applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment or taking possession of a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

(B) AUTHENTICATION AND DELIVERY

    The Indenture Securities will be issued in definitive registered form, without coupons, in denominations of U.S.$100 and integral multiples of U.S.$100 in excess thereof, substantially in the form specified in Section 202 of the Indenture.

    The Indenture provides that at any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Indenture Securities executed by the Company to the Trustee or to its order for authentication together with a Company order for authentication and delivery of such securities, and the Trustee or an Authenticating Agent in accordance with such Company Order will authenticate and deliver such securities. In connection with any Company Order for authentication, a compliance certificate and Opinion of Counsel is not required. To allow for exercise of the Special Warrants, the Indenture also requires the Trustee to authenticate, register and deliver Indenture Securities for original issuance as instructed from time to time by a requisition of the Special Warrant Trustee. Under no circumstances may the Trustee authenticate, register and deliver Indenture Securities for original issuance without first having received such requisition. Such requisition must specify the aggregate principal amount of Indenture Securities previously issued under the Indenture, the remaining aggregate principal amount of Indenture Securities authorized under the Indenture, the name or names to be registered, the principal amount or amounts to be authenticated and the manner and place of delivery and must otherwise be in a format agreed upon by the Trustee and the Special Warrant Trustee. In the event that a retraction right arises with respect to the Special Warrants, the Company is required to give the Trustee immediate notice thereof and, thereafter, prior to the issuance of any Indenture Securities, the Trustee will be entitled to receive an Opinion of Counsel to the effect that the issuance of such Indenture Securities is entitled to an exemption under the Securities Act of 1933. Promptly upon receipt of such requisition, the Trustee must give written notice to the Special Warrant Trustee as to the time by which it reasonably expects to be able to authenticate, register and deliver the Indenture Securities referred to in such requisition. Upon such authentication, registration and delivery, the Trustee is required to notify the Company and the Special Warrant Trustee in writing thereof and the Company must deliver to the Trustee a receipt therefor.

   The Indenture contains no provision regarding the application of proceeds.

(C) SECURITY INTEREST

    Subject to and upon compliance with the provisions of the Indenture, Holders are entitled, upon provision, if applicable, of certification regarding compliance with applicable securities laws, at any time after November 10, 1995 and on or before the close of business on October 25, 2000, or in case the Indenture Security is called for redemption until and including, but (unless the Company defaults in making the payment due upon redemption) not after, the close of business on the Redemption Date, to exchange the Indenture Security (or any portion of the principal amount thereof) into fully paid and nonassessable shares of Granges Common Stock at an initial Exchange Rate of 42.50 shares of Granges Common Stock per U.S.$100 principal amount of Indenture Securities (or at the current adjusted Exchange Rate if an adjustment has been made as provided in the Indenture) The Exchange Rate is subject to adjustment upon certain events affecting the capital structure of Granges as provided in Section 1204 of the Indenture.

    Distributions giving rise to an adjustment to the Exchange Rate become Exchange Property subject to the lien of the Indenture. In the event that any increase in the Exchange Rate causes the aggregate amount of Granges Common Stock deliverable upon exchange of all outstanding Indenture Securities to exceed the number of shares of Granges Common Stock constituting Exchange Property (initially 8,474,576 shares), the amount of any such excess may be satisfied by apportioning to each Holder, in proportion to the principal amount of outstanding Indenture Securities held, such Exchange Property as is not Granges Common Stock.

    In the event of any reduction of the principal amount of Indenture Securities outstanding, as evidenced by the delivery to the Trustee by the Company of Indenture Securities for cancellation, the Exchange Property held by the Escrow Agent (currently the Trustee) shall be reduced in the same proportion as the principal amount of the Indenture Securities was so reduced, provided,
                                                                    --------
that the Escrow Agent shall retain a sufficient amount of Exchange Property to exchange all Indenture Securities then outstanding on the basis of the then applicable Exchange Rate and the other terms and provisions of the Indenture, and the Company shall, upon Company Request, be entitled to any excess Exchange Property created by such reduction net of any Exchange Property delivered in connection with any reduction caused by an exchange for Granges Common Stock.

(D) SATISFACTION AND DISCHARGE

    The Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of exchange, or registration of transfer or exchange, or replacement of Indenture Securities and the Company's obligations to the Trustee) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when: (1) either (A) all Indenture Securities theretofore authenticated and delivered (other than (i) Indenture Securities which have been destroyed, lost or stolen and which have been replaced or paid, and (ii) Indenture Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (B) all such Indenture Securities not theretofore delivered to the Trustee or the Principal Paying Agent or its agent for cancellation (other than Indenture Securities referred to in clauses (i) and (ii) of clause (1)(A) above): (i) have become due and payable, or (ii) will have become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds (immediately available to the Holders in the case of clause (i), which funds may include, in the case of a deposit under clause (i), Granges Common Stock) in trust an amount sufficient, and for the purpose, to pay and discharge the entire indebtedness on such Indenture Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Indenture Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; and (2) the Company has paid or caused to be paid all other sums payable by the Company.

   Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 607 of the Indenture, the obligations of the Company to any Authenticating Agent under Section 612 of the Indenture and, if money shall have been deposited with the Trustee pursuant to clause (1)(B) above, the obligations of the Trustee under the following paragraphs shall survive.

   Subject to the provisions of the following paragraph, all money and securities deposited with the Trustee for satisfaction and discharge of the Indenture shall be held in trust and applied by it, in accordance with the provisions of the Indenture Securities and the Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent), to the Persons entitled thereto, of the principal and interest for whose payment such money and securities has been deposited with the Trustee. All moneys deposited with the Trustee (and held by it or any Paying Agent) for the payment of Indenture Securities subsequently exchanged shall be returned to the Company upon Company Request.

   Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or interest on any Security and remaining unclaimed for two years after such principal or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the
                                                   --------  -------
Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper in each Place of Payment, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

(E) EVIDENCE OF COMPLIANCE

    Upon qualification of the Indenture under the Trust Indenture Act of 1939, the Company will be required to certify at least annually to the Trustee as to compliance with all conditions and covenants under the indenture. Additionally, upon any application or request by the Company to the Trustee or the Principal Paying Agent to take any action under any provision of the Indenture, the Company must furnish to the Trustee or the Principal Paying Agent, as the case may be, a certificate signed by certain officers of the Company (an "Officers' Certificate") stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with. The Officers' Certificate must include: (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; and (3) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with.

9.  Other obligors.    None.


Contents of application for qualification. This application for qualification comprises-

   (a)  Pages numbered 1 to 12 consecutively.

   (b) The statement of eligibility of each trustee under the indenture to be qualified.

   (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each trustee.


T3A Restated Certificate of Incorporation of the Company, dated January 3, 1990 (filed as Exhibit 3.2 to the Company's quarterly report on Form 10Q for the quarter ended December 31, 1989, and incorporated herein by reference).

T3B       Bylaws of the Company, as amended on July 12, 1995 (filed as exhibit
          3.3 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1995, and incorporated herein by reference).

T3C.1 Indenture to be Qualified, dated as of November 10, 1995 between the Company and Chemical Bank as Trustee. (filed as Exhibit 4.1 to the Company's Registration Statement filed on Form S-3 (33-65165) filled with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

T3C.2 Escrow and Pledge Agreement, dated as of November 10, 1995 between the Registrant and Chemical Bank as Trustee and Chemical Bank as Escrow Agent (filed as Exhibit 4.2 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

T3D       Not applicable.

T3E The Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933, registering the Indenture Securities for resale and incorporated herein by reference.

T3F: See Exhibit T3C.1 for Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act.

        ______________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549
                           _________________________

                                   FORM  T-1

                           STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF
                  A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                  ___________________________________________
              CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
               A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________
                   ________________________________________

                                 CHEMICAL BANK
              (Exact name of trustee as specified in its charter)

NEW YORK                                                          13-4994650
(State of incorporation                                     (I.R.S. employer
if not a national bank)                                  identification No.)

270 PARK AVENUE
NEW YORK, NEW YORK                                                     10017
(Address of principal executive offices)                           (Zip Code)


                              William H. McDavid
                                General Counsel
                                270 Park Avenue
                           New York, New York 10017
                             Tel:  (212) 270-2611
           (Name, address and telephone number of agent for service)
                 _____________________________________________
                               ATLAS CORPORATION
              (Exact name of obligor as specified in its charter)



          DELAWARE                                                  13-5503312
(State or other jurisdiction of                               (I.R.S. employer
incorporation or organization)                             identification No.)

370 SEVENTEENTH STREET, SUITE 3150
DENVER, COLORADO                                                         80202
(Address of principal executive offices)                            (Zip Code)

                  ___________________________________________
                7% EXCHANGEABLE DEBENTURES DUE OCTOBER 25, 2000
                      (Title of the indenture securities)
             _____________________________________________________

                                    GENERAL

Item 1.                                                    General Information.

      Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

          New York State Banking Department, State House, Albany, New York
12110.

          Board of Governors of the Federal Reserve System, Washington, D.C., 20551


          Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York,
   N.Y.

          Federal Deposit Insurance Corporation, Washington, D.C., 20429.


      (b) Whether it is authorized to exercise corporate trust powers.

          Yes.


Item 2.   Affiliations with the Obligor.

      If the obligor is an affiliate of the trustee, describe each such affiliation.

      None.

Item 16.   List of Exhibits

       List below all exhibits filed as a part of this Statement of Eligibility.

       1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985 and December 2, 1991 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).

       2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).

       3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

       4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 33-84460, which is incorporated by reference).

       5.  Not applicable.

       6.  The consent of the Trustee required by Section 321(b) of the Act (see
Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).

       7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

       8.  Not applicable.

       9.  Not applicable.

                                   SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, Chemical Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 13TH day of NOVEMBER, 1995.

                                 CHEMICAL BANK


                                          By ________________________________

_____________________________________

                                              L. O'Brien
                                              Senior Trust Officer

                             Exhibit 7 to Form T-1


                               Bank Call Notice

                            RESERVE DISTRICT NO. 2
                      CONSOLIDATED REPORT OF CONDITION OF

                                 Chemical Bank
                 of 270 Park Avenue, New York, New York 10017
                    and Foreign and Domestic Subsidiaries,
                    a member of the Federal Reserve System,

                  at the close of business June 30, 1995, in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                             DOLLAR AMOUNTS
                   ASSETS                                       IN MILLIONS

Cash and balances due from depository institutions:
  Noninterest-bearing balances and
  currency and coin......................................          $  5,573
  Interest-bearing balances..............................             2,681
Securities:..............................................
Held to maturity securities..............................             6,027
Available for sale securities............................            18,304
Federal Funds sold and securities purchased under
  agreements to resell in domestic offices of the
  bank and of its Edge and Agreement subsidiaries,
  and in IBF's:
  Federal funds sold.....................................             1,516
  Securities purchased under agreements to resell........               287
Loans and lease financing receivables:
  Loans and leases, net of unearned income    $ 73,829
  Less: Allowance for loan and lease losses      1,885
  Less: Allocated transfer risk reserve.....       104
                                               -------
  Loans and leases, net of unearned income,
  allowance, and reserve.................................            71,840
Trading Assets...........................................            25,315
Premises and fixed assets (including capitalized
  leases)................................................             1,395
Other real estate owned..................................                69
Investments in unconsolidated subsidiaries and
  associated companies...................................               158
Customer's liability to this bank on acceptances
  outstanding............................................             1,120
Intangible assets........................................               484
Other assets.............................................             7,254
                                                                      -----
TOTAL ASSETS.............................................          $142,023
                                                                   ========

                                               LIABILITIES
Deposits
  In domestic offices.....................................                     $46,128
  Noninterest-bearing .........................$16,282
  Interest-bearing ............................ 29,846
                                                ------
  In foreign offices, Edge and Agreement subsidiaries,
  and IBF's...............................................                      30,833  Noninterest-bearing
 .........................$    199

  Interest-bearing ............................ 30,634
                                                ------
Federal funds purchased and securities sold under agree-
ments to repurchase in domestic offices of the bank and
  of its Edge and Agreement subsidiaries, and in IBF's
  Federal funds purchased.................................                      16,779
  Securities sold under agreements to repurchase..........                         810
Demand notes issued to the U.S. Treasury..................                       1,001
Trading liabilities.......................................                      20,888
Other Borrowed money:
  With original maturity of one year or less..............                       6,505  With original maturity
of more than one year......                                                        602
Mortgage indebtedness and obligations under capitalized
  leases..................................................                          18
Bank's liability on acceptances executed and outstanding                         1,126
Subordinated notes and debentures.........................                       3,411
Other liabilities.........................................                       6,287

TOTAL LIABILITIES.........................................                     134,388
                                                                              --------

                                               EQUITY CAPITAL

Common stock..............................................                         620
Surplus...................................................                       4,524
Undivided profits and capital reserves....................                       2,724
Net unrealized holding gains (Losses)
on available-for-sale securities..........................                        (241)
Cumulative foreign currency translation adjustments.......                           8

TOTAL EQUITY CAPITAL......................................                       7,635
                                                                              --------
TOTAL LIABILITIES, LIMITED-LIFE PREFERRED
  STOCK AND EQUITY CAPITAL................................                    $142,023
                                                                            ==========


I, Joseph L. Sclafani, S.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the in-structions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                          JOSEPH L. SCLAFANI


We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the in-structions issued by the appropriate Federal regulatory authority and is true and correct.

                          WALTER V. SHIPLEY       )
                          EDWARD D. MILLER        )DIRECTORS
                          WILLIAM B. HARRISON     )

                                   SIGNATURE

   Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Atlas Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Denver, and State of Colorado, on the twenty-second day of December, 1995.


(SEAL)                                        ATLAS CORPORATION



                                        By:   /s/ Gerald E. Davis
                                              --------------------
                                              Name: Gerald E. Davis
                                              Title: President



Attest: /s/ Gregg B. Shafter            By:   / s/ Jerome C. Cain
        --------------------                  -------------------
                                              Name: Jerome C. Cain
                                              Title: Treasurer (Principal
                                              Financial Officer)